June 20, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street N.E.

Washington, D.C. 20549

Re: GEX Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed April 15, 2021

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 11, 2022

Amendment No 1.Form 10-Q for the Period Ended June 30, 2021

Filed February 8, 2022

File No. 001-38288

REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED April 28, 2022

Dear Division of Corporate Finance:

We are writing in response to the comment letter from the Securities and Exchange Commission dated April 28, 2022 in which you requested certain additional information regarding our Form 10-K for the Fiscal Year Ended December 31, 2020, filed April 15, 2021 and Amendment No. 3 to the Form 10-K for the Period Ended December 30, 2020, filed February 11, 2022 and Amendment No. 1 to the Form 10-Q for the Period Ended June 30, 2021, filed February 8, 2022 . We had earlier requested an extension to the filing deadline for our response to June 15, 2022. However, since we are currently tied up with getting our filings current for the reporting period FY 2021 and Q1 2022 and some of this activity may result in a potential restatement of our prior period financials, we would like to request a further extension to the filing deadline for our response until we have completed this activity. We are requesting that this date be extended to July 15, 2022.

Should you have any further questions, please do not hesitate to contact the undersigned at (973) 641-4012.

Sincerely,

/s/ Joseph Frontiere
Joseph Frontiere
Chief Executive Officer

cc: Ms. Aamira Chaudhry, Staff Accountant, Division of Corporate Finance